3/18

08001315

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME United Overseas Land Ltd

*CURRENT ADDRESS

**FORMER NAME

BEST AVAILABLE COPY

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 02180 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 3/18/08

United Overseas Land Ltd

12-31-07
AR/S

20 February 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

BY MAIL

SEC
Mail Processing
Section

MAR 05 2008

Washington, DC
101

Dear Sirs

RULE 12g3-2(b) No. : 82-2180
- ANNOUNCEMENT

We have pleasure in enclosing for your information, a copy each of the Announcement in respect of the unaudited results and valuation of properties of the Group for the year ended 31 December 2007.

Please be informed that these Announcements are also available at the website of the Singapore Exchange Limited at **http://www.sgx.com.sg**.

Please acknowledge receipt on the duplicate of this letter. Thank you.

Yours faithfully
for UOL GROUP LIMITED

Yeong Sien Seu
Deputy Company Secretary

RECEIVED
2008 MAR 18 A 9:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

enc.

cc. Mr Dennis Chung, The Bank of New York Mellon Corporation
(Fax No. : 012 1 212 571 3050)

K:\4gracewong\letter\MEDIA\fullyear RESULTS.doc
UOL/3.2.3/(gw/nur)

华业集团有限公司
UOL Group Limited
Company Registration No. 196300438C

101 Thomson Road #33-00 United Square Singapore 307591
Tel: (65) 6255 0233 Fax: (65) 6252 9822

RECEIVED

UNAUDITED FULL YEAR FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a)(i) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

		Group		
		For the year ended 31 December		
		2007	2006	+ / (-)
	Notes	$'000	$'000	%
Continuing operations				
Revenue	A	709,090	598,922	18
Cost of sales		(339,152)	(322,819)	5
Gross profit		369,938	276,103	34
Other income				
- Finance income	B	9,678	6,634	46
- Miscellaneous income		5,062	5,004	1
Expenses				
- Marketing and distribution		(25,828)	(22,503)	15
- Administrative		(42,072)	(35,811)	17
- Finance	C	(16,989)	(25,842)	(34)
- Other operating		(63,483)	(59,355)	7
Share of profit of associated companies	D	55,253	14,138	291
		291,559	158,368	84
Other gains	E	56,549	248,165	(77)
Fair value gain on investment properties *		590,534	-	n.m.
Profit before income tax	F	938,642	406,533	131
Income tax expense	G	(76,825)	(33,774)	127
Profit from continuing operations		861,817	372,759	131
Discontinued operations				
Profit from discontinued operations	H	154	267	(42)
Total profit		861,971	373,026	131
Attributable to:				
Equity holders of the Company		758,915	339,444	124
Minority interests		103,056	33,582	207
		861,971	373,026	131

** Please refer to Paragraph 5.*

1(a)(ii) Notes to the Income Statement

	Group		
	For the year ended 31 December		
	2007	2006	+ / (-)
	$'000	$'000	%
A **Revenue**			
Revenue from property development	230,442	169,297	36
Revenue from property investments	99,080	92,000	8
Gross revenue from hotel operations	322,941	300,062	8
Revenue from management services	5,428	4,624	17
Dividend income	51,199	32,939	55
	709,090	598,922	18
B **Finance income**			
Interest income	8,339	6,361	31
Foreign exchange gain (net)	1,339	273	390
	9,678	6,634	46
C **Finance expense**			
Interest expense	16,989	25,842	(34)
D **Share of profit of associated companies**			
Share of net operating profits of associated companies	36,849	14,138	161
Share of net fair value gain on investment properties of an associated company	18,404	-	n.m.
	55,253	14,138	291
E **Other gains**			
Fair value reserve transferred to income statements on disposal of / return of capital from available-for-sale financial assets	1,190	1,006	18
Negative goodwill on acquisition of a subsidiary	18,089	-	n.m.
Negative goodwill on acquisition of an associated company	-	14,388	(100)
Loss on liquidation of an associated company	-	(40)	(100)
Gain on disposal of subsidiaries	220	86,717	(100)
Gain on disposal of an associated company	-	146,094	(100)
Gain on sale of an investment property	37,050	-	n.m.
	56,549	248,165	(77)
F **Profit before income tax**			
Profit before income tax is stated after charging :			
Depreciation and amortisation	36,598	36,749	(0)

1(a)(ii) Notes to the Income Statement (continued)

	Group		
	For the year ended 31 December		
	2007	2006	+ / (-)
	$'000	$'000	%
G <u>Income tax expense</u>			
Tax expense attributable to profit is made up of:			
Profit from current financial year			
From continuing operations			
Current income tax			
- Singapore	34,223	20,870	64
- Foreign	5,254	3,191	65
Deferred income tax	44,856	8,769	412
	84,333	32,830	157
From discontinued operations			
Singapore current income tax	23	-	n.m.
Deferred income tax	(1)	5	(120)
	84,355	32,835	157
Effect of change in tax rates	(3,646)	-	n.m.
	80,709	32,835	146
Under/ (over) provision in preceding financial years			
From continuing operations			
- Singapore current income tax	(1,450)	1,437	(201)
- Deferred income tax	(2,412)	(493)	389
From discontinued operations			
- Singapore current income tax	3	(6)	(150)
- Deferred income tax	(9)	-	n.m.
	76,841	33,773	128
Tax expense is attributable to:			
- continuing operations	76,825	33,774	127
- discontinued operations	16	(1)	n.m.
	76,841	33,773	128
H <u>Discontinued operations</u>			
Revenue	4,402	6,199	(29)
Expenses	(4,232)	(5,933)	(29)
Profit before tax from discontinued operations	170	266	(36)
Tax	(16)	1	n.m.
Profit after tax from discontinued operations	154	267	(42)
During the financial year, the Group disposed its furniture business to a third party for a consideration of $750,000.			

n.m. : Not meaningful

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	Notes	The Group 31.12.07 $'000	The Group 31.12.06 $'000	The Company 31.12.07 $'000	The Company 31.12.06 $'000
ASSETS					
Current assets					
Cash and bank balances	A	405,707	130,297	45,818	12
Trade and other receivables		80,341	31,645	15,464	6,292
Development properties	B	854,039	577,643	-	-
Inventories		3,745	4,962	-	-
Available-for-sale financial assets		599,931	566,922	599,471	566,922
Other current assets	C	25,010	7,294	1,446	1,756
Current income tax assets		335	156	-	-
Investment property held for sale		-	137,848	-	-
		1,969,108	1,456,767	662,199	574,982
Non-current assets					
Trade and other receivables		153,171	87,574	562,251	305,115
Available-for-sale financial assets		685,979	544,129	39,549	26,949
Associated companies		277,431	221,818	112,584	112,086
Subsidiaries		-	-	1,301,487	1,049,114
Investment properties	D	2,284,659	1,658,085	420,391	278,691
Property, plant and equipment		696,635	658,516	1,042	903
Intangibles		39,225	14,663	-	-
Other assets	E	71,096	-	-	-
Deferred income tax assets		5,043	10,360	-	-
		4,213,239	3,195,145	2,437,304	1,772,858
Total assets		6,182,347	4,651,912	3,099,503	2,347,840
LIABILITIES					
Current liabilities					
Trade and other payables		135,666	101,719	333,536	10,326
Current income tax liabilities		117,609	101,803	77,863	79,114
Bank overdrafts		934	794	-	619
Bank loans		259,084	116,848	231,100	98,515
Liabilities directly associated with investment property held for sale		-	2,212	-	-
		513,293	323,376	642,499	188,574
Non-current liabilities					
Bank loans		772,947	664,700	-	-
3.34% unsecured fixed rate note due 2012		149,519	-	149,519	-
Unsecured floating rate note due 2012		99,678	-	99,678	-
Loans from subsidiaries		-	-	-	188,493
Loans from minority shareholders of subsidiaries		40,347	39,893	-	-
Rental deposits		21,180	13,562	2,657	1,411
Retention monies		5,862	-	1,357	-
Provision for retirement benefits		2,035	1,875	-	-
Deferred income tax liabilities	F	208,360	158,955	97,974	94,555
		1,299,928	878,985	351,185	284,459
Total liabilities		1,813,221	1,202,361	993,684	473,033
NET ASSETS		4,369,126	3,449,551	2,105,819	1,874,807
Capital & reserves attributable to equity holders of the Company					
Share capital		1,075,266	1,071,987	1,075,266	1,071,987
Reserves		939,699	1,170,697	411,251	489,121
Retained earnings		1,932,165	913,320	619,302	313,699
		3,947,130	3,156,004	2,105,819	1,874,807
Minority interests		421,996	293,547	-	-
TOTAL EQUITY		4,369,126	3,449,551	2,105,819	1,874,807

A Cash and bank balances

Included in cash and cash equivalent is the balance of subscription monies (after repayment of advances to the Company) amounting to approximately S$180.0 million received in connection with a rights issue of ordinary shares by a subsidiary, Hotel Plaza Limited. The 200,000,000 new ordinary shares issued at a price of S$1.70 per share were listed and quoted on the official list of the Singapore Exchange Securities Trading Limited on 31 December 2007.

B Development properties

The increase is primarily due to the addition of several new development projects including those at Tagore Avenue and Upper East Coast Road in Singapore, Jalan Conlay in Kuala Lumpur, Malaysia and Hai He Huang Guan in Tianjin, People's Republic of China.

C Other current assets

The increase relates mainly to deposits paid for the acquisition of the following:
- Spottiswoode Apartment, a freehold property in Singapore; and
- Oakswood Heights, a freehold property in Singapore

D Investment properties

The increase is primarily due to increase in property values based on the valuation of the Group's principal investment properties on 31 December 2007 by a firm of independent valuers.

E Other assets

This relates to the expenditure incurred for acquisition of a land parcel at Upper Pickering Street which will be developed into an approximately 350-room hotel and an office block.

F Deferred income tax liabilities

The increase is mainly due to the provision for deferred tax liabilities in relation to the fair value gains on investment properties.

1(b)(ii) Aggregate amount of group's borrowings and debt securities

	As At 31.12.07		As At 31.12.06	
	Secured	Unsecured	Secured	Unsecured
	$'000	$'000	$'000	$'000
Amount repayable in one year or less, or on demand	16,252	243,766	9,365	108,277
Amount repayable after one year	698,214	366,126	608,053	96,540

Details of any collateral

The borrowings are secured by mortgages on the borrowing subsidiaries' investment properties, hotel properties, development properties for sale and/or assignment of all rights and benefits with respect to the properties and/or corporate guarantees from the Company or other group subsidiaries.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

Consolidated Cash Flow Statement for the year ended 31 December

	Notes	Group 2007 $'000	Group 2006 $'000
Cash flows from operating activities			
Total profit		861,971	373,026
Adjustments for:			
Non-cash items		(19,023)	22,232
Income tax		76,841	33,773
Negative goodwill on acquisition of a subsidiary		(18,089)	-
Negative goodwill on acquisition of an associated company		-	(14,388)
Fair value gain on investment properties		(590,534)	-
Property, plant and equipment written off and net loss on disposals		2,944	3,967
Fair value reserve transferred to income statements on disposal of / return of capital from available-for-sale financial assets		(1,190)	(1,006)
Gain on disposal of a subsidiary		(220)	(86,717)
Gain on disposal of an associated company		-	(146,094)
Gain on sale of investment properties		(37,050)	-
Interest expense		16,989	25,842
Investment and interest income		(59,539)	(39,300)
Operating cash flow before working capital changes		233,100	171,335
Change in operating assets and liabilities, net of effects from purchase and disposals of subsidiaries			
Receivables		(34,500)	9,084
Development properties		(285,516)	(317,114)
Inventories		(94)	92
Rental deposits		4,147	2,996
Payables		40,810	7,630
		(275,153)	(297,312)
Cash used in operations		(42,053)	(125,977)
Income tax paid		(21,243)	(17,662)
Retirement benefits paid		(73)	(57)
Release of fixed deposits pledged as security		2,837	-
Net cash used in operating activities		(60,532)	(143,696)
Cash flows from investing activities			
Proceeds from liquidation of available-for-sale financial assets		12	-
Proceeds from return of capital from available-for-sale financial assets		3,055	1,056
Net proceeds from disposal of available-for-sale financial assets		2,715	5,933
Purchase of land parcel for development		(71,096)	-
Payment for interests in associated companies		(546)	(128,373)
Proceeds from sale/ liquidation of associated companies		-	220,005
Loans to associated companies	(i)	(69,658)	(18,380)
Payment to minority shareholders for purchase of shares in subsidiaries		(7,395)	(1,789)
Payment for a subsidiary's right issue		(30,272)	-
Purchase of property, plant and equipment and investment properties	(ii)	(110,608)	(70,713)
Purchase of available-for-sale financial assets		(19,429)	(47,037)
Net proceeds from disposal of property, plant & equipment and investment properties	(iii)	176,110	681
Acquisition of a subsidiary, net of cash acquired	(iv)	3,232	(133,412)
Proceeds from disposal of a subsidiary, net of cash disposed	(iv)	704	176,962
Repayment of loans from an associated company		3,426	5,922
Retention monies withheld		2,585	1,843
Interest received		9,573	7,220
Dividend received		47,058	28,895
Net cash (used in)/provided by investing activities		(60,534)	48,813

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

Consolidated Cash Flow Statement for the year ended 31 December (continued)

	Notes	Group 2007 $'000	Group 2006 $'000
Cash flows from financing activities			
Proceeds from issue of shares		3,279	3,723
Net proceeds from issue of shares to minority shareholders of subsidiaries		27,560	700
Net proceeds from a subsidiary's right issue to minority shareholders of the subsidiary		72,644	-
Redemption of shares from minority shareholders of subsidiaries		(14,700)	-
Proceeds from issuance of unsecured fixed/floating notes		250,000	-
Loans from minority shareholders of subsidiaries		3,817	25,347
Net borrowings		252,111	187,183
Repayment of loan from minority shareholders of a subsidiary		(3,360)	-
Expenditure relating to bank borrowings		(1,512)	(345)
Interest paid		(38,788)	(32,149)
Dividends paid to shareholders of UOL Group Limited		(119,236)	(59,492)
Dividends paid to minority shareholders of subsidiaries		(32,642)	(4,053)
Net cash provided by financing activities		399,173	120,914
Net increase in cash and cash equivalents		278,107	26,031
Cash and cash equivalents at the beginning of the financial year		126,666	100,635
Cash and cash equivalents at the end of the financial year	(v)	404,773	126,666

Notes to the Consolidated Cash Flow Statement

i. Loans to associated companies

The loans were extended to associated companies to fund their respective development projects.

ii. Purchase of property, plant and equipment and investment properties

The expenditure relates mainly to costs incurred for the addition and alteration works to certain of the Group's hotels and investment properties and the redevelopment of the UOL Building at Somerset Road to a new 16-storey office-cum-service apartment as well as progress payments for the One Residency service apartments in Kuala Lumpur, Malaysia.

iii. Net proceeds from disposal of property, plant and equipment and investment properties

This relates mainly to proceeds from the disposal of Central Plaza at 298 Tiong Bahru Road, Singapore.

Notes to the Consolidated Cash Flow Statement (continued)

iv. Acquisition of a subsidiary, net of cash acquired / Proceeds from disposal of subsidiary, net of cash disposed

During the year, the Company acquired 100% of the issued share capital of Pan Pacific Hotels and Resorts Pte Ltd ("PPHR"). In November 2007, the Company completed the sale of its 100% interest in Mod.Living Pte Ltd ("MOD").

The aggregate effects of acquisition and disposal of these subsidiaries on the cash flows of the Group are as follows:

	The Group		
	Acquisition		Disposal
	At fair values	Carrying amounts in PPHR's books	Carrying amounts in MOD's books
	$'000	$'000	$'000
Identifiable assets and liabilities			
Cash and cash equivalents	4,832	4,832	(46)
Trade and other receivables	6,365	6,365	(1,302)
Inventories	-	-	(1,311)
Property, plant and equipment	44	44	(53)
Intangibles	14,538	-	-
Total assets	25,779	11,241	(2,712)
Trade and other payables	(2,929)	(2,929)	2,161
Current income tax liabilities	(544)	(544)	21
Deferred income tax liabilities	(2,617)	-	-
Total liabilities	(6,090)	(3,473)	2,182
Identifiable net assets acquired/ (disposed)	19,689	7,768	(530)
Less: Negative goodwill on acquisition	(18,089)		
Cash consideration paid	1,600		
Less: Cash and cash equivalents in subsidiary acquired	(4,832)		
Net cash inflow from acquisition	(3,232)		
Identifiable net assets disposed (as above)			530
Gain on disposal			220
Cash proceeds from disposal			750
Less: Cash and cash equivalents in subsidiary disposed			(46)
Net cash inflow on disposal			704

v. Cash and cash equivalents

For the purposes of the consolidated cash flow statement, the consolidated cash and cash equivalents comprise the following:

	The Group	
	2007	2006
	$'000	$'000
Fixed deposits with financial institutions	232,882	98,416
Cash at bank and on hand	172,825	31,881
Cash and bank balances per balance sheet	405,707	130,297
Fixed deposits pledged as security	-	(2,837)
Bank overdrafts	(934)	(794)
Cash and cash equivalents per consolidated cash flow statement	404,773	126,666

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

Group Statement of Changes in Equity for the year ended 31 December 2007

	Share Capital	Reserves	Retained Earnings	Minority Interests	Total
	$'000	$'000	$'000	$'000	$'000
The Group					
Balance at 1 January 2007	1,071,987	1,170,697	913,320	293,547	3,449,551
Effects of adopting FRS 12/40	-	(413,431)	379,166	(2,079)	(36,344)
	1,071,987	757,266	1,292,486	291,468	3,413,207
Change in tax rates	-	9,641	-	187	9,828
Fair value gains on available-for-sale financial assets	-	154,003	-	169	154,172
Net revaluation surplus on properties	-	16,959	-	-	16,959
Net fair value gain arising from the transfer of owner-occupied property to investment properties	-	429	-	117	546
Currency translation differences	-	506	-	760	1,266
Net gains recognised directly in equity	-	181,538	-	1,233	182,771
Net profit for the financial year	-	-	758,915	103,056	861,971
Total recognised gains for the financial year	-	181,538	758,915	104,289	1,044,742
Employee share option scheme					
- value of employee services	-	895	-	-	895
- proceeds from shares issued	3,279	-	-	-	3,279
Rights issue of a subsidiary company	-	-	-	42,372	42,372
Issue of shares to minority shareholders	-	-	-	27,560	27,560
Other changes in minority interest	-	-	-	(11,051)	(11,051)
Dividends relating to 2006	-	-	(119,236)	(32,642)	(151,878)
Balance at 31 December 2007	1,075,266	939,699	1,932,165	421,996	4,369,126

	Share Capital	Reserves	Retained Earnings	Minority Interests	Total
The Group					
Balance at 1 January 2006	1,068,264	662,567	633,368	232,237	2,596,436
Fair value gains on available-for-sale financial assets	-	269,766	-	786	270,552
Net revaluation surplus on properties	-	196,525	-	34,043	230,568
Capital reserves arising from transfer of available-for-sale financial asset to investment in associated company	-	48,799	-	-	48,799
Currency translation differences	-	(7,620)	-	(2,041)	(9,661)
Net gains recognised directly in equity	-	507,470	-	32,788	540,258
Net profit for the financial year	-	-	339,444	33,582	373,026
Total recognised gains for the financial year	-	507,470	339,444	66,370	913,284
Employee share option scheme					
- value of employee services	-	660	-	-	660
- proceeds from shares issued	3,723	-	-	-	3,723
Acquisition of minority interest	-	-	-	(1,007)	(1,007)
Dividends relating to 2005	-	-	(59,492)	(4,053)	(63,545)
Balance at 31 December 2006	1,071,987	1,170,697	913,320	293,547	3,449,551

1(d)(i) Company Statement of Changes in Equity for the year ended 31 December 2007

	Share Capital	Reserves	Retained Earnings	Total
	$'000	$'000	$'000	$'000
The Company				
Balance at 1 January 2007	1,071,987	489,121	313,699	1,874,807
Effects of adopting FRS 12/40	-	(127,045)	121,878	(5,167)
	1,071,987	362,076	435,577	1,869,640
Change in tax rate	-	8,990	-	8,990
Fair value gains on available-for-sale financial assets	-	39,290	-	39,290
Net gains recognised directly in equity	-	48,280	-	48,280
Net profit for the financial year	-	-	302,961	302,961
Total recognised gains for the financial year	-	48,280	302,961	351,241
Employee share option scheme				
- value of employee services	-	895	-	895
- proceeds from shares issued	3,279	-	-	3,279
Dividends relating to 2006	-	-	(119,236)	(119,236)
Balance at 31 December 2007	1,075,266	411,251	619,302	2,105,819

	Share Capital	Reserves	Retained Earnings	Total
	$'000	$'000	$'000	$'000
The Company				
Balance at 1 January 2006	1,068,264	359,900	97,648	1,525,812
Fair value gains on available-for-sale financial assets	-	81,882	-	81,882
Net revaluation surplus on investment properties	-	46,679	-	46,679
Net gains recognised directly in equity	-	128,561	-	128,561
Net profit for the financial year	-	-	275,543	275,543
Total recognised gains for the financial year	-	128,561	275,543	404,104
Employee share option scheme				
- value of employee services	-	660	-	660
- proceeds from shares issued	3,723	-	-	3,723
Dividends relating to 2005	-	-	(59,492)	(59,492)
Balance at 31 December 2006	1,071,987	489,121	313,699	1,874,807

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

During the financial year, the issued share capital was increased as follows:

	$
Issued capital as at 1 January 2007	794,904,154
Issue of ordinary shares arising from the exercise of:	
2003 Options granted under the UOL 2000 Share Option Scheme	18,000
2004 Options granted under the UOL 2000 Share Option Scheme	209,000
2005 Options granted under the UOL 2000 Share Option Scheme	205,000
2006 Options granted under the UOL 2000 Share Option Scheme	719,000
Issued capital as at 31 December 2007	796,055,154

The following number of ordinary shares may be issued upon the exercise of the subscription rights in full by holders of the:

	31.12.07	31.12.06
Options granted under the UOL 2000 Share Option Scheme :		
- 2002 Options during the option period from 27 June 2003 to 26 June 2012 at the exercise price of $1.81 per share	42,000	42,000
- 2003 Options during the option period from 27 June 2004 to 26 June 2013 at the exercise price of $2.05 per share	190,000	208,000
- 2004 Options during the option period from 21 May 2005 to 20 May 2014 at the exercise price of $2.28 per share	227,000	448,000
- 2005 Options during the option period from 09 May 2006 to 08 May 2015 at the exercise price of $2.23 per share	192,000	409,000
- 2006 Options during the option period from 18 May 2007 to 17 May 2016 at the exercise price of $3.21 per share	545,000	1,342,000
- 2007 Options during the option period from 16 March 2008 to 15 March 2017 at the exercise price of $4.91 per share	1,094,000	-
	2,290,000	2,449,000

2 Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have neither been audited nor reviewed by the Company's auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

Except as disclosed in paragraph 5 below, the Group has applied the same accounting policies and methods of computation in the financial statements for the current financial year as those of the audited financial statements for the year ended 31 December 2006.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of the change

a. FRS 40 Investment Property

The Group has adopted FRS 40 on 1 January 2007, which is the effective date of the Standard. In 2006, the Group had accounted for its investment properties under FRS 25 *Accounting for Investments*. Under FRS 40, changes in fair values of investment properties are required to be included in the income statement for the period in which the changes arise.

The Group has accounted for the effects of adoption of FRS 40 prospectively from 1 January 2007 in accordance with the transitional provisions of FRS 40.

b. FRS 12 Income Taxes

Prior to 2007, deferred tax liability on the surplus arising from the revaluation of the Group's investment properties were not recognised except in cases where the gain on disposal of such investment properties will be subject to tax. Upon adoption of FRS 40, the Group has re-evaluated the requirement to account for the deferred tax liability on the fair value changes arising from the revaluation of these investment properties and will account for the deferred tax liability.

Following the adoption of FRS 40, the Group has accounted for the deferred tax liability on the fair value gain arising from the revaluation of all its investment properties.

The effects arising from the adoption of the above FRS are summarised in the statement of changes in equity in paragraph 1(d)(i).

6 Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

	Group	
	2007	2006
	cents	cents
Earnings per ordinary share for profit from continuing operations for the financial year ended 31 December		
(i) Based on weighted average number of ordinary shares in issue	95.38	42.72
(ii) On a fully diluted basis	95.31	42.70
Earnings per ordinary share for profit from discontinued operations for the financial year ended 31 December		
(i) Based on weighted average number of ordinary shares in issue	0.02	0.03
(ii) On a fully diluted basis	0.02	0.03

Earnings per share is calculated by reference to the weighted average number of ordinary shares in issue during the period.

For the purposes of calculating diluted earnings per share, the weighted average number of shares in issue is adjusted to take into account the dilutive effect arising from the outstanding options granted to employees, where such shares would have been issued at a price lower than market value.

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	Group		Company	
	31.12.07	31.12.06	31.12.07	31.12.06
Net asset value per ordinary share	$4.96	$3.97	$2.65	$2.36
Net tangible asset backing per ordinary share	$4.91	$3.95	$2.65	$2.36

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs and earnings of the group for the current financial period reported on, including (where applicable) seasonable or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Group revenue from continuing operations in 2007 increased by S$110.2 million or 18% to S$709.1 million from S$598.9 million in 2006. The increase in revenue came largely from property development with the progressive recognition of revenues from the sale of units at the Group's development properties including Pavilion 11, Duchess Residences, Southbank and The Regency at Tiong Bahru. Notwithstanding the exclusion of the revenue from the Parkroyal on Coleman Street which was sold in December 2006, revenue from hotel operations was higher due to improved performance of the Group's hotels in Australia, Singapore and Vietnam and the inclusion of revenues from the Pan Pacific Orchard (formerly the Negara on Claymore) and Pan Pacific Hotels & Resorts Pte. Ltd. which were acquired in June 2006 and July 2007 respectively. The Group also received higher dividends from its quoted investments while revenue from property investments was also higher notwithstanding the sale of Central Plaza in January 2007.

Other gains in 2007 comprised mainly the gain of S$37.1 million from the sale of Central Plaza and the negative goodwill of $18.1 million from the acquisition of Pan Pacific Hotels & Resorts Pte. Ltd. Other gains in 2006 included the gain of S$146.1 million from the sale of the Group's 50% interest in Clifford Development Pte Ltd and the gain of S$86.7 million from the sale of subsidiary Hotel Grand Plaza (Singapore) Pte Ltd.

Marketing and distribution, administrative and other operating expenses from continuing operations were higher mainly because of the inclusion of such expenses recorded by Pan Pacific Hotels & Resorts Pte. Ltd. which was acquired in July 2007 and the higher level of business activities. Finance expense was lower as proceeds of recent divestments were applied towards reducing bank borrowings.

The share of results of associated companies was higher, reflecting their better performances. It includes the share of profits from the progressive recognition of income from the sale of units in One Amber and one north residences and profit contribution from Marina Centre Holdings Pte Ltd which became an associated company in May 2006. It also includes the share of an associated company's fair value gain on investment properties amounting to S$18.4 million.

The Group's investment properties were valued by a firm of independent valuers on 31 December 2007 and a pre-tax gain of $590.5 million was recognised in the income statement with the prospective adoption of FRS 40 on 1 January 2007.

The Group's pre-tax profit from continuing operations in 2007 was S$938.6 million, an increase of S$532.1 million or 131% over the pre-tax profit of S$406.5 million in 2006. Excluding the fair value gain on investment properties (including those from an associated company) and other gains, the Group's pre-tax profit for 2007 was S$273.2 million or an increase of 72% over the comparable pre-tax profit of S$158.4 million in 2006. In 2007, the Group benefited from higher income from property development, quoted investments, property investments and hotel operations. Group attributable profit in 2007 increased by S$419.5 million or 124% to S$758.9 million over the attributable profit of S$339.4 million in 2006.

Group shareholders' funds increased from S$3.16 billion at 31 December 2006 to S$3.95 billion as at 31 December 2007. Consequently the net tangible asset per ordinary share of the Group increased from S$3.95 as at 31 December 2006 to S$4.91 as at 31 December 2007. The Group's gearing ratio increased marginally to 23% as at 31 December 2007 from 22% as at 31 December 2006.

9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

Nil.

10 A commentary at the date of this announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

The Singapore economy should continue to expand in 2008, albeit at a more moderate pace of 4% to 6%. Uncertainties arising from the recent volatility in the global financial markets, the threat of a recession in the United States and the rise in global inflation will cloud the economic outlook but this may-be mitigated by the growth in the economies of China and India.

With office supply remaining tight, further rental upside is expected though the pace of rental increase is likely to be more moderate. Rentals for retail space should benefit from high levels of employment and wages as well as strong tourist arrivals. Following the strong price appreciation in 2007 and with the removal of deferred payment scheme and the turmoil in the global financial markets, the residential property market has turned cautious and any price appreciation is expected to be modest. Growing affluence and increasing affordability of air travel will boost tourism in the Asia Pacific region. Accordingly, the Group's hotels should benefit from high occupancy and / or improved average room rates.

11 Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Name of dividend	:	First & Final
Dividend Type	:	Cash
Dividend Rate	:	10.0 cents per ordinary share
Tax Rate	:	Not applicable (one-tier)

Name of dividend	:	Special
Dividend Type	:	Cash
Dividend Rate	:	5.0 cents per ordinary share
Tax Rate	:	Not applicable (one-tier)

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

Name of dividend :	First & Final	Special
Dividend Type :	Cash	Cash
Dividend Rate :	7.5 cents per ordinary share (one-tier)	7.5 cents per ordinary share (one-tier)
Tax Rate :	Not applicable (one-tier)	Not applicable (one-tier)

(c) Date payable

First & Final and Special : Subject to shareholders' approval for payment of the First & Final and Special Dividends on 16 May 2008

(d) Books closure date

NOTICE IS HEREBY GIVEN that the Transfer Books and Register of Members will be closed from 6 May 2008 to 7 May 2008, both dates inclusive, for the preparation of dividend warrants. Duly completed transfers received by our Share Registrar, Boardroom Corporate & Advisory Services Pte. Ltd, 3 Church Street, #08-01, Samsung Hub, Singapore 049483, up to close of business at 5.00 pm on 5 May 2008 will be registered to determine entitlements to the above dividends. In respect of shares in securities accounts with The Central Depository (Pte) Limited ("CDP"), the said first and final and special dividends will be paid by the Company to CDP which will in turn distribute the dividend entitlements to holders of shares in accordance with its practice.

12 If no dividend has been declared/recommended, a statement to that effect

Not applicable.

13 Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year

(a)

	Group Revenue Year ended		Group Profit Year ended	
	31.12.07	31.12.06	31.12.07	31.12.06
	$'000	$'000	$'000	$'000
Business Segments				
From continuing operations				
Property development	230,442	169,297	70,830	32,566
Property investments	99,080	92,000	59,427	54,040
Hotel operations	322,941	300,062	60,888	42,009
Management services	5,428	4,624	3,168	2,609
Investments	51,199	32,939	50,944	32,919
	709,090	598,922	245,257	164,143
Other miscellaneous gains			5,062	5,004
Other gains			56,549	248,165
Fair value gain on investment properties			590,534	-
Unallocated expenses			(6,702)	(5,709)
			890,700	411,603
Finance income			9,678	6,634
Finance expense			(16,989)	(25,842)
Share of results of associated companies			55,253	14,138
Profit before income tax			938,642	406,533
Income tax expense			(76,825)	(33,774)
Net profit			861,817	372,759
From discontinued operations				
Trading and retail operations	4,402	6,199	(9)	155
			(9)	155
Other miscellaneous gains			179	111
Profit before income tax			170	266
Income tax (expense)/ credit			(16)	1
Net profit			154	267
Geographical Segments				
From continuing operations				
Singapore	481,665	393,669	847,304	377,103
Australia	96,643	82,047	17,342	11,215
Vietnam	37,068	31,436	12,754	8,513
Malaysia	41,351	38,366	5,823	5,592
The People's Republic of China	44,745	47,792	7,004	9,223
Myanmar	5,567	5,612	(1,149)	(1,043)
Others	2,051	-	1,622	1,000
	709,090	598,922	890,700	411,603
Finance income			9,678	6,634
Finance expense			(16,989)	(25,842)
Share of results of associated companies			55,253	14,138
Profit before income tax			938,642	406,533
Income tax expense			(76,825)	(33,774)
Net profit			861,817	372,759
From discontinued operations				
Singapore	4,402	6,199	170	266
Profit before income tax			170	266
Income tax (expense)/ credit			(16)	1
Net profit			154	267

14 In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

Please refer to paragraph 8.

15 A breakdown of sales

	Group		
	For the year ended		
	31.12.07	31.12.06	Increase/ (decrease)
	$'000	$'000	%
(a) Sales reported for first half year			
- Continuing operations	344,699	292,057	18
- Discontinued operations	2,625	3,096	(15)
(b) Profit after tax before deducting minority interests reported for first half year			
- Continuing operations	409,376	84,893	382
- Discontinued operations	21	271	(92)
(a) Sales reported for second half year			
- Continuing operations	364,391	306,865	19
- Discontinued operations	1,777	3,103	(43)
(b) Profit after tax before deducting minority interests reported for second half year			
- Continuing operations	452,441	287,866	57
- Discontinued operations	133	(4)	(3,425)

16 A breakdown of total annual dividend (in dollar value) for the issuer's latest full year and its previous full year

	Latest Full Year	Previous Full Year
	($'000)	($'000)
Ordinary one-tier dividend	79,605	59,618
Special one-tier dividend	39,803	59,618
	119,408	119,236
Preference	-	-
Total	119,408	119,236

CONFIRMATION BY DIRECTORS

The Board of Directors of the Company hereby confirm that, to the best of their knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited consolidated financial results for the year ended 31 December 2007 to be false or misleading.

BY ORDER OF THE BOARD

Foo Thiam Fong Wellington
Company Secretary
20 February 2008

UOL Group Limited

Company Registration No. 196300438C

NOTICE OF VALUATION OF REAL ASSETS

Pursuant to Rule 703 of the SGX-ST Listing Manual, the Board of Directors of UOL Group Limited wishes to announce the following valuations in respect of the following properties:

Date of valuation	Name of valuer	Description of property	Tenure of Land	Valuation
31/12/2007	DTZ Debenham Tie Leung (SEA) Pte Ltd	Faber House (excluding 1st storey) No. 230 Orchard Road Singapore 238854	Freehold	S$69,000,000
31/12/2007	DTZ Debenham Tie Leung (SEA) Pte Ltd	United Square 101 Thomson Road Singapore 307591	Freehold	S$738,200,000
31/12/2007	DTZ Debenham Tie Leung (SEA) Pte Ltd	Odeon Towers 331 North Bridge Road Singapore 188720	999-Year Lease from 1827	S$316,000,000
31/12/2007	DTZ Debenham Tie Leung (SEA) Pte Ltd	Eunos Warehouse Complex #01-10 & #04-10 1 Kaki Bukit Road 2 Singapore 417835	60-Year Lease from 1982	S$1,450,000
31/12/2007	DTZ Debenham Tie Leung (SEA) Pte Ltd	The Plaza #01-345/346 7500A Beach Road Singapore 199590	99-Year Lease from 1968	S$500,000
31/12/2007	DTZ Debenham Tie Leung (SEA) Pte Ltd	The Plaza #02-313/314 & #02-316/317 7500A Beach Road Singapore 199590	99-Year Lease from 1968	S$1,000,000
31/12/2007	DTZ Debenham Tie Leung (SEA) Pte Ltd	The Plaza #04-315, #04-317, #04-330 7500A Beach Road Singapore 199590	99-Year Lease from 1968	S$910,000

Date of valuation	Name of valuer	Description of property	Tenure of Land	Valuation
31/12/2007	DTZ Debenham Tie Leung (SEA) Pte Ltd	Novena Square 238/A/B Thomson Road (excluding #01-38) Singapore 307683	99-Year Lease from 1997	S$867,050,000
31/12/2007	Jones Lang LaSalle Hotels	Pan Pacific Orchard 10 Claymore Road Singapore 229540	Freehold	S$135,000,000
31/12/2007	Jones Lang LaSalle Hotels	Sofitel Plaza Xiamen 19 Hubin North Road Xiamen, Fujian Province The People's Republic of China	70-Year Lease from 1991	RMB336,000,000

The valuation reports for the above properties are available for inspection at 101 Thomson Road #33-00 United Square, Singapore 307591 during normal business hours for a period of three months from the date hereof.

A separate announcement has been released today by Hotel Plaza Limited ("**Hotel Plaza**"), a listed subsidiary of UOL Group Limited, on the valuation of properties held by Hotel Plaza and its subsidiaries.

Submitted by Foo Thiam Fong Wellington, Company Secretary on 20/02/2008 to the SGX

END